NOBLE CORPORATION
NOBLE HOLDING INTERNATIONAL LIMITED
P.O. Box 309 GT, Ugland House,
South Church Street
Georgetown, Grand Cayman
Cayman Islands, BWI
March 16, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Noble Corporation Noble Holding International Limited Registration Statement on Form S-3 (File No. 333-165403)
Ladies and Gentlemen:
     Reference is made to the Registration Statement on Form S-3 (File No. 333-165403) filed by Noble Corporation, a Cayman Islands exempted company, and Noble Holding International Limited, a Cayman Islands exempted company (collectively, the “Registrants”), on March 11, 2010 (the “Registration Statement”). Pursuant to Rule 473(a) of the Securities Act of 1933, as amended, the following delaying amendment is hereby incorporated onto the cover page of the Registration Statement immediately following the calculation of registration fee table:
“The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”
     If you have any questions or require additional information, please do not hesitate to contact the undersigned at (709) 758-4400.

Very truly yours, NOBLE CORPORATION
By:	/s/ Andrew J. Strong
	Name:	Andrew J. Strong
	Title:	Director

NOBLE HOLDING INTERNATIONAL LIMITED
By:	/s/ Andrew J. Strong
	Name:	Andrew J. Strong
	Title:	Director